Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 27, 2022, except for Note 6, for which the date is October 31, 2022 in Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-267258), relating to the audit of the consolidated balance sheets of Asset Entities Inc. and its variable interest entity (collectively the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from August 1, 2020 (inception date) through December 31, 2020 and for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 31, 2022	Certified Public Accountants
PCAOB ID: 1171